Exhibit (h)(xxiii)

AMENDED AND RESTATED

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of September 1, 2022, as amended and restated as of January 31, 2025, by and between Whittier Advisors, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of the Ambrus Tax-Conscious National Bond Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), and brokerage commissions, do not exceed the levels described below;

WHEREAS, effective May 23, 2023, the Adviser modified the Expense Limitation (as defined below) and extended the term of this Agreement until January 31, 2026.

WHEREAS, effective January 31, 2025, the Adviser desires to modify the Expense Limitation to maintain the expense limitation percentage at 0.50% through January 31, 2026.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through January 31, 2026, unless the Board of Trustees of the Trust approves its extension or earlier termination, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses,” and brokerage commissions) do not exceed (on an annual basis) 0.50% as a percentage of the Fund’s average daily net assets (the “Expense Limitation”) through January 31, 2026.

Fee Recovery. The Adviser is entitled to recover, subject to approval by the Board of Trustees, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, for fees it waived and Fund expenses it paid to the extent the total annual fund expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement. No reimbursement will occur unless the Fund’s expenses are below the Expense Limitation.

Term. This Agreement shall terminate on January 31, 2026, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

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IN WITNESS WHEREOF, each of the parties hereto as caused this Amended and Restated Expense Limitation/Reimbursement Agreement to be executed in its name and on its behalf by its duly authorized representative as of January 31, 2025.

Whittier Advisors, LLC

By:	/s/ David Dahl
Name:	David Dahl
Title:	CEO

FundVantage Trust, on behalf of Ambrus Tax-Conscious National Bond Fund

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President